

Mail Stop 4561

November 24, 2008

Richard M. Adams
Chairman of the Board & Chief Executive Officer
United Bankshares, Inc.
300 United Center
500 Virginia Street, East
Charleston, WV 25301

      **Re:    United Bankshares, Inc.**
             **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
             **Filed November 20, 2008**
             **File No. 002-86947**

Dear Mr. Adams:

      We have completed our review of your Preliminary Proxy Statement on Schedule 14A and have no further comments at this time.

                Sincerely,

                Jessica Livingston
                Staff Attorney